

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS OF $25.8 MILLION FOR THIRD QUARTER 2010

- Net operating loss at lowest level since second quarter 2009
- Net charge offs and nonperforming assets continue downward trend – to lowest level since first quarter of 2009
- Provision for loan losses of $50.5 million is the lowest level since the second quarter of 2008
- Allowance-to-loans ratio increases to 3.67 percent
- Core transaction deposits this quarter up 11 percent on annualized basis

BLAIRSVILLE, GA – October 28, 2010 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss from continuing operations of $25.8 million, or 30 cents per diluted share, for the third quarter of 2010. The third quarter operating loss excludes a non-cash charge for goodwill impairment of $210.6 million, or $2.22 per diluted share. Including the goodwill impairment charge, the third quarter net loss was $236.4 million, or $2.52 per diluted share.

United's net operating loss from continuing operations for the first nine months of 2010 and 2009 was $119.8 million and $99.0 million, or $1.35 and $2.18 per diluted share, respectively. In the attached schedules, operating loss from continuing operations for all periods excludes consulting fee revenue and operating expenses of Brintech, Inc. during the periods it was owned by United, and the gain from the sale of the company in the first quarter of 2010. The net income or loss from Brintech's discontinued operations is reported as a separate line in the consolidated statement of income.

The net operating loss from continuing operations for the first nine months of 2010 excludes the $210.6 million non-cash charge for goodwill impairment. Including the goodwill impairment charge, United's net loss for the first nine months of 2010 was $329.2 million, or $3.56 per diluted share.

The net operating loss from continuing operations for the first nine months of 2009 excludes $95 million in non-cash charges for impairment of goodwill and $1.8 million in severance costs, net of taxes, relating to a reduction in work force. Also excluded is the $7.1 million gain, net of taxes, on the acquisition of Southern Community Bank in the second quarter 2009. These charges and gains were considered non-operating items and therefore were excluded from operating earnings. Including these non-operating items, United's net loss for the first nine months of 2009 was $188.5 million, or $4.01 per diluted share.

"We are seeing several positive trends emerging in our credit quality indicators," stated Jimmy Tallent, president and chief executive officer. "Our nonperforming assets, net charge-offs and provision for loan losses continue to decline, appearing to confirm that the worst is behind us. While credit challenges remain, we are optimistic about the opportunities that lie ahead within our geographic footprint."

Tallent further commented, "With the United stock price falling in the third quarter and remaining at a substantial discount to tangible book value for an extended period, the Company could no longer support the $210.6 million balance of goodwill on its books. While reporting a charge of this magnitude is discouraging, I want to emphasize that goodwill impairment is a non-cash charge that has no impact on our regulatory capital ratios or our ability to return to profitability."

Total loans were $4.8 billion at quarter-end, down $113 million from the end of the second quarter and down $603 million from a year ago. As of quarter-end, residential construction loans were $764 million, or 16 percent of total loans, down $56 million from the prior quarter-end and down $421 million from a year ago. This decline was net of new lending during the quarter that totaled $85 million, primarily commercial and small business loans in metropolitan Atlanta and north Georgia.

Taxable equivalent net interest revenue of $60 million was $3 million lower than the third quarter of 2009 due to the lower level of interest-earning assets. Average loans and securities declined $669 million and $204 million, respectively, from the third quarter of 2009. The net interest margin was 3.57 percent for the third quarter of 2010, up 18 basis points from a year ago but down three basis points from the second quarter. "By staying focused on deposit and loan pricing, we've been able to hold net interest revenue above $60 million despite continuing attrition in the loan portfolio," Tallent said.

"We grew core transaction deposits for the seventh consecutive quarter with an increase of $67 million over the second quarter, or 11 percent on an annualized basis," Tallent stated. "That compares to core deposit growth of $94 million during the second quarter of 2010 and $219 million from a year ago. There are outstanding opportunities to gain new deposit business due to disruption in the banking industry, particularly within our markets, and our strong service culture. The exceptional growth in our core transaction deposits and our loyal customer base are a testament to the underlying value of our franchise, which I believe is not reflected in our current stock price."

The third quarter 2010 provision for loan losses decreased to $50.5 million from $61.5 million in the second quarter and $95 million a year ago. Net charge-offs were at their lowest level since the first quarter of 2009, down $11.3 million from second quarter of 2010 and down $40.5 million from the third quarter of 2009. Non-performing assets decreased to $348 million at quarter-end from $415 million at September 30, 2009, the lowest level since the first quarter of 2009. The level of nonperforming assets has declined by $69 million from its peak in the first quarter of 2010.

Operating fee revenue was $12.9 million in the third quarter of 2010, compared to $13.4 million a year ago. The decrease was caused by net gains related to balance sheet management activities that resulted from the sale of securities in both periods and losses from the prepayment of Federal Home Loan Bank advances in the third quarter of 2010. Excluding the net effect of the balance sheet management activities, operating fee revenue increased $363,000 from the third quarter of 2009. Service charges and fees of $7.6 million were down $490,000, due primarily to lower overdraft fees resulting from recent regulatory changes that require customers to give consent before using United's overdraft services. Mortgage loan fees of $2.1 million were up $239,000 from a year ago as refinancing activity increased with lower long-term rates. Other fee revenue increased $339,000 to $2.2 million, due primarily to the acceleration of deferred gains relating to the ineffectiveness of terminated cash flow hedges on certain prime-based loans.

Third quarter operating expenses were $64.9 million, excluding non-cash goodwill impairment charges, an increase of $13.5 million from a year ago. Foreclosed property costs of $19.8 million increased $11.8 million from the third quarter of 2009 and accounted for most of the year-over-year increase in total operating expenses. The third quarter 2010 foreclosed property costs included $5.6 million for maintenance, property taxes and other related costs, compared to $3.8 million last year. In addition, losses relating to the sale of properties totaled $7.1 million and write-downs of other foreclosed properties also totaled $7.1 million, both to help expedite sales of foreclosed properties. Salary and benefit costs totaled $24.9 million, an increase of $1.0 million from last year due primarily to decreased capitalization of direct loan origination costs and higher group medical insurance costs. Other operating expenses increased $759,000 to $4.6 million from a year ago due to an increase in collections expenses and loan workout costs.

"We continued to focus on reducing expenses; most of our controllable costs were either flat or down compared to a year ago," commented Tallent. "The rise in foreclosed property costs and collection expenses resulted from the increase in the number of properties we are managing, as well as the decline in values of properties sold and held for disposition."

Excluding the goodwill impairment charge, the effective tax rate for the third quarter of 2010 was 40 percent, which was consistent with the prior quarter. The effective tax rate for the remainder of 2010 is expected to be 40 percent, slightly higher than the effective tax rate for the full year 2009.

As of September 30, 2010, the capital ratios for United were as follows: Tier 1 Risk Based Capital of 10.4 percent; Leverage of 7.3 percent; and, Total Risk Based Capital of 13.0 percent. The quarterly average tangible equity-to-assets ratio was 9.2 percent and the tangible common equity-to-assets ratio was 6.8 percent.

"While the Company is above the regulatory well-capitalized levels, we continue to evaluate and analyze various capital alternatives to further strengthen our capital position which we believe is prudent in light of the current operating and regulatory environment," stated Tallent.

"There are many positive trends that are encouraging," Tallent said. "Our credit metrics are moving in the right direction with several of them approaching the lowest level since the beginning of the credit cycle in 2008. Also, core customer deposit growth has been the strongest in our company's history. Aside from special items like the non-cash impairment charge this quarter and the loss on sale of nonperforming assets to a private equity firm last quarter, our net operating loss from continuing operations has declined each quarter for the past four consecutive quarters. Residential construction loans, where most of the problems have been, have decreased from a high of 35 percent to 16 percent of total loans. We have widened our net interest margin by growing core deposits and obtaining more favorable loan and time deposit pricing. All the while, our customer satisfaction scores lead the industry, which is a remarkable tribute to 1,821 United bankers serving customers throughout our communities."

Conference Call

United Community Banks will hold a conference call today, Thursday, October 28, 2010, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the password '16060267.' The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $7.0 billion and operates 27 community banks with 106 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The Company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the Company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward-Looking Statements" on page 3 of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission.

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UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2010 Third Quarter	2010 Second Quarter	2010 First Quarter	2009 Fourth Quarter	2009 Third Quarter	Third Quarter 2010-2009 Change	For the Nine Months Ended 2010	For the Nine Months Ended 2009	YTD 2010-2009 Change
INCOME SUMMARY									
Interest revenue	$ 84,360	$ 87,699	$ 89,849	$ 97,481	$ 101,181		$ 261,908	$ 307,480	
Interest expense	24,346	26,072	28,570	33,552	38,177		78,988	126,182	
Net interest revenue	60,014	61,627	61,279	63,929	63,004	(5) %	182,920	181,298	1 %
Provision for loan losses	50,500	61,500	75,000	90,000	95,000		187,000	220,000	
Operating fee revenue [1]	12,861	11,579	11,666	14,447	13,389	(4)	36,106	36,517	(1)
Total operating revenue [1]	22,375	11,706	(2,055)	(11,624)	(18,607)		32,026	(2,185)	
Operating expenses [2]	64,906	58,308	54,820	60,126	51,426	26	178,034	156,924	13
Loss on sale of nonperforming assets	-	45,349	-	-	-		45,349	-	
Operating loss from continuing operations before taxes	(42,531)	(91,951)	(56,875)	(71,750)	(70,033)	39	(191,357)	(159,109)	(20)
Operating income tax benefit	(16,706)	(32,419)	(22,417)	(31,687)	(26,252)		(71,542)	(60,067)	
Net operating loss from continuing operations [1][2]	(25,825)	(59,532)	(34,458)	(40,063)	(43,781)	41	(119,815)	(99,042)	(21)
Gain from acquisition, net of tax expense	-	-	-	-	-		-	7,062	
Noncash goodwill impairment charges	(210,590)	-	-	-	(25,000)		(210,590)	(95,000)	
Severance costs, net of tax benefit	-	-	-	-	-		-	(1,797)	
(Loss) income from discontinued operations	-	-	(101)	228	63		(101)	285	
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	1,266	-	-		1,266	-	
Net loss	(236,415)	(59,532)	(33,293)	(39,835)	(68,718)	(244)	(329,240)	(188,492)	(75)
Preferred dividends and discount accretion	2,581	2,577	2,572	2,567	2,562		7,730	7,675	
Net loss available to common shareholders	$ (238,996)	$ (62,109)	$ (35,865)	$ (42,402)	$ (71,280)		$ (336,970)	$ (196,167)	
PERFORMANCE MEASURES									
Per common share:									
Diluted operating loss from continuing operations [1][2]	$ (.30)	$ (.66)	$ (.39)	$ (.45)	$ (.93)	68	$ (1.35)	$ (2.18)	38
Diluted loss from continuing operations	(2.52)	(.66)	(.39)	(.45)	(1.43)	(76)	(3.58)	(4.01)	11
Diluted loss	(2.52)	(.66)	(.38)	(.45)	(1.43)	(76)	(3.56)	(4.01)	11
Stock dividends declared [6]	-	-	-	-	1 for 130		-	3 for 130	
Book value	5.14	7.71	7.95	8.36	8.85	(42)	5.14	8.85	(42)
Tangible book value [4]	5.05	5.39	5.62	6.02	6.50	(22)	5.05	6.50	(22)
Key performance ratios:									
Return on equity [3][5]	(148.04) %	(35.89) %	(20.10) %	(22.08) %	(45.52) %		(65.69) %	(39.11) %	
Return on assets [5]	(12.47)	(3.10)	(1.70)	(1.91)	(3.32)		(5.70)	(3.05)	
Net interest margin [5]	3.57	3.60	3.49	3.40	3.39		3.56	3.25	
Operating efficiency ratio from continuing operations [1][2]	89.38	141.60	75.22	78.74	68.35		102.14	72.29	
Equity to assets	11.37	11.84	11.90	11.94	10.27		11.70	10.84	
Tangible equity to assets [4]	9.19	9.26	9.39	9.53	7.55		9.28	7.92	
Tangible common equity to assets [4]	6.78	6.91	7.13	7.37	5.36		6.94	5.74	
Tangible common equity to risk-weighted assets [4]	9.60	9.97	10.03	10.39	10.67		9.60	10.67	
ASSET QUALITY *									
Non-performing loans	$ 217,766	$ 224,335	$ 280,802	$ 264,092	$ 304,381		$ 217,766	$ 304,381	
Foreclosed properties	129,964	123,910	136,275	120,770	110,610		129,964	110,610	
Total non-performing assets (NPAs)	347,730	348,245	417,077	384,862	414,991		347,730	414,991	
Allowance for loan losses	174,613	174,111	173,934	155,602	150,187		174,613	150,187	
Net charge-offs	49,998	61,323	56,668	84,585	90,491		167,989	192,084	
Allowance for loan losses to loans	3.67 %	3.57 %	3.48 %	3.02 %	2.80 %		3.67 %	2.80 %	
Net charge-offs to average loans [5]	4.12	4.98	4.51	6.37	6.57		4.54	4.60	
NPAs to loans and foreclosed properties	7.11	6.97	8.13	7.30	7.58		7.11	7.58	
NPAs to total assets	4.96	4.55	5.32	4.81	4.91		4.96	4.91	
AVERAGE BALANCES *($ in millions)*									
Loans	$ 4,896	$ 5,011	$ 5,173	$ 5,357	$ 5,565	(12)	$ 5,026	$ 5,612	(10)
Investment securities	1,411	1,532	1,518	1,529	1,615	(13)	1,487	1,700	(13)
Earning assets	6,676	6,854	7,085	7,487	7,401	(10)	6,870	7,457	(8)
Total assets	7,522	7,704	7,946	8,287	8,208	(8)	7,723	8,264	(7)
Deposits	6,257	6,375	6,570	6,835	6,690	(6)	6,399	6,671	(4)
Shareholders' equity	855	912	945	989	843	1	904	896	1
Common shares - basic *(thousands)*	94,679	94,524	94,390	94,219	49,771		94,527	48,968	
Common shares - diluted *(thousands)*	94,679	94,524	94,390	94,219	49,771		94,527	48,968	
AT PERIOD END *($ in millions)*									
Loans *	$ 4,760	$ 4,873	$ 4,992	$ 5,151	$ 5,363	(11)	$ 4,760	$ 5,363	(11)
Investment securities	1,310	1,488	1,527	1,530	1,533	(15)	1,310	1,533	(15)
Total assets	7,013	7,652	7,837	8,000	8,444	(17)	7,013	8,444	(17)
Deposits	5,999	6,330	6,488	6,628	6,821	(12)	5,999	6,821	(12)
Shareholders' equity	662	904	926	962	1,007	(34)	662	1,007	(34)
Common shares outstanding *(thousands)*	94,433	94,281	94,176	94,046	93,901		94,433	93,901	

[1] Excludes the gain from acquisition of $11.4 million, (income tax expense of $4.3 million) in the second quarter of 2009 and revenue generated by discontinued operations in all periods presented.

[2] Excludes goodwill impairment charges of $211 million in the third quarter of 2010 and $25 million and $70 million in the third and first quarters of 2009, respectively, severance costs of $2.9 million, (income tax benefit of $1.1 million) in the first quarter of 2009 and expenses relating to discontinued operations for all periods presented. [3] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [4] Excludes effect of acquisition related intangibles and associated amortization. [5] Annualized. [6] Number of new shares issued for shares currently held.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2010 Third Quarter	Second Quarter	First Quarter	2009 Fourth Quarter	Third Quarter	For the Nine Months Ended 2010	2009
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 84,360	$ 87,699	$ 89,849	$ 97,481	$ 101,181	$ 261,908	$ 307,480
Taxable equivalent adjustment	(511)	(500)	(493)	(601)	(580)	(1,504)	(1,531)
Interest revenue (GAAP)	$ 83,849	$ 87,199	$ 89,356	$ 96,880	$ 100,601	$ 260,404	$ 305,949
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 60,014	$ 61,627	$ 61,279	$ 63,929	$ 63,004	$ 182,920	$ 181,298
Taxable equivalent adjustment	(511)	(500)	(493)	(601)	(580)	(1,504)	(1,531)
Net interest revenue (GAAP)	$ 59,503	$ 61,127	$ 60,786	$ 63,328	$ 62,424	$ 181,416	$ 179,767
Fee revenue reconciliation							
Operating fee revenue	$ 12,861	$ 11,579	$ 11,666	$ 14,447	$ 13,389	$ 36,106	$ 36,517
Gain from acquisition	-	-	-	-	-	-	11,390
Fee revenue (GAAP)	$ 12,861	$ 11,579	$ 11,666	$ 14,447	$ 13,389	$ 36,106	$ 47,907
Total revenue reconciliation							
Total operating revenue	$ 22,375	$ 11,706	$ (2,055)	$ (11,624)	$ (18,607)	$ 32,026	$ (2,185)
Taxable equivalent adjustment	(511)	(500)	(493)	(601)	(580)	(1,504)	(1,531)
Gain from acquisition	-	-	-	-	-	-	11,390
Total revenue (GAAP)	$ 21,864	$ 11,206	$ (2,548)	$ (12,225)	$ (19,187)	$ 30,522	$ 7,674
Expense reconciliation							
Operating expense	$ 64,906	$ 103,657	$ 54,820	$ 60,126	$ 51,426	$ 223,383	$ 156,924
Noncash goodwill impairment charge	210,590	-	-	-	25,000	210,590	95,000
Severance costs	-	-	-	-	-	-	2,898
Operating expense (GAAP)	$ 275,496	$ 103,657	$ 54,820	$ 60,126	$ 76,426	$ 433,973	$ 254,822
Loss from continuing operations before taxes reconciliation							
Operating loss from continuing operations before taxes	$ (42,531)	$ (91,951)	$ (56,875)	$ (71,750)	$ (70,033)	$ (191,357)	$ (159,109)
Taxable equivalent adjustment	(511)	(500)	(493)	(601)	(580)	(1,504)	(1,531)
Gain from acquisition	-	-	-	-	-	-	11,390
Noncash goodwill impairment charge	(210,590)	-	-	-	(25,000)	(210,590)	(95,000)
Severance costs	-	-	-	-	-	-	(2,898)
Loss from continuing operations before taxes (GAAP)	$ (253,632)	$ (92,451)	$ (57,368)	$ (72,351)	$ (95,613)	$ (403,451)	$ (247,148)
Income tax benefit reconciliation							
Operating income tax benefit	$ (16,706)	$ (32,419)	$ (22,417)	$ (31,687)	$ (26,252)	$ (71,542)	$ (60,067)
Taxable equivalent adjustment	(511)	(500)	(493)	(601)	(580)	(1,504)	(1,531)
Gain from acquisition, tax expense	-	-	-	-	-	-	4,328
Severance costs, tax benefit	-	-	-	-	-	-	(1,101)
Income tax benefit (GAAP)	$ (17,217)	$ (32,919)	$ (22,910)	$ (32,288)	$ (26,832)	$ (73,046)	$ (58,371)
Diluted loss from continuing operations per common share reconciliation							
Diluted operating loss from continuing operations per common share	$ (.30)	$ (.66)	$ (.39)	$ (.45)	$ (.93)	$ (1.35)	$ (2.18)
Gain from acquisition	-	-	-	-	-	-	.14
Noncash goodwill impairment charge	(2.22)	-	-	-	(.50)	(2.23)	(1.93)
Severance costs	-	-	-	-	-	-	(.04)
Diluted loss from continuing operations per common share (GAAP)	$ (2.52)	$ (.66)	$ (.39)	$ (.45)	$ (1.43)	$ (3.58)	$ (4.01)
Book value per common share reconciliation							
Tangible book value per common share	$ 5.05	$ 5.39	$ 5.62	$ 6.02	$ 6.50	$ 5.05	$ 6.50
Effect of goodwill and other intangibles	0.09	2.32	2.33	2.34	2.35	0.09	2.35
Book value per common share (GAAP)	$ 5.14	$ 7.71	$ 7.95	$ 8.36	$ 8.85	$ 5.14	$ 8.85
Efficiency ratio from continuing operations reconciliation							
Operating efficiency ratio from continuing operations	89.38 %	141.60 %	75.22 %	78.74 %	68.35 %	102.14 %	72.29 %
Gain from acquisition	-	-	-	-	-	-	(3.60)
Noncash goodwill impairment charge	290.00	-	-	-	33.22	96.29	41.58
Severance costs	-	-	-	-	-	-	1.27
Efficiency ratio from continuing operations (GAAP)	379.38 %	141.60 %	75.22 %	78.74 %	101.57 %	198.43 %	111.54 %
Average equity to assets reconciliation							
Tangible common equity to assets	6.78 %	6.91 %	7.13 %	7.37 %	5.36 %	6.94 %	5.74 %
Effect of preferred equity	2.41	2.35	2.26	2.16	2.19	2.34	2.18
Tangible equity to assets	9.19	9.26	9.39	9.53	7.55	9.28	7.92
Effect of goodwill and other intangibles	2.18	2.58	2.51	2.41	2.72	2.42	2.92
Equity to assets (GAAP)	11.37 %	11.84 %	11.90 %	11.94 %	10.27 %	11.70 %	10.84 %
Actual tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	9.60 %	9.97 %	10.03 %	10.39 %	10.67 %	9.60 %	10.67 %
Effect of other comprehensive income	(.81)	(.87)	(.85)	(.87)	(.90)	(.81)	(.90)
Effect of deferred tax limitation	(2.94)	(2.47)	(1.75)	(1.27)	(.58)	(2.94)	(.58)
Effect of trust preferred	1.06	1.03	1.00	.97	.92	1.06	.92
Effect of preferred equity	3.51	3.41	3.29	3.19	3.04	3.51	3.04
Tier I capital ratio (Regulatory)	10.42 %	11.07 %	11.72 %	12.41 %	13.15 %	10.42 %	13.15 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

	2010			2009			
(in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Linked Quarter Change	Year over Year Change
LOANS BY CATEGORY							
Commercial (sec. by RE)	$ 1,781	$ 1,780	$ 1,765	$ 1,779	$ 1,787	$ 1	$ (6)
Commercial construction	310	342	357	363	380	(32)	(70)
Commercial & industrial	456	441	381	390	403	15	53
Total commercial	2,547	2,563	2,503	2,532	2,570	(16)	(23)
Residential construction	764	820	960	1,050	1,185	(56)	(421)
Residential mortgage	1,316	1,356	1,390	1,427	1,461	(40)	(145)
Consumer / installment	133	134	139	142	147	(1)	(14)
Total loans	$ 4,760	$ 4,873	$ 4,992	$ 5,151	$ 5,363	(113)	(603)
LOANS BY MARKET							
Atlanta MSA	$ 1,365	$ 1,373	$ 1,404	$ 1,435	$ 1,526	(8)	(161)
Gainesville MSA	316	343	372	390	402	(27)	(86)
North Georgia	1,755	1,808	1,814	1,884	1,942	(53)	(187)
Western North Carolina	719	738	756	772	786	(19)	(67)
Coastal Georgia	345	356	388	405	440	(11)	(95)
East Tennessee	260	255	258	265	267	5	(7)
Total loans	$ 4,760	$ 4,873	$ 4,992	$ 5,151	$ 5,363	(113)	(603)
RESIDENTIAL CONSTRUCTION							
Dirt loans							
Acquisition & development	$ 190	$ 214	$ 290	$ 332	$ 380	(24)	(190)
Land loans	104	110	124	127	159	(6)	(55)
Lot loans	303	311	321	336	336	(8)	(33)
Total	597	635	735	795	875	(38)	(278)
House loans							
Spec	109	125	153	178	218	(16)	(109)
Sold	58	60	72	77	92	(2)	(34)
Total	167	185	225	255	310	(18)	(143)
Total residential construction	$ 764	$ 820	$ 960	$ 1,050	$ 1,185	(56)	(421)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA							
Dirt loans							
Acquisition & development	$ 34	$ 40	$ 66	$ 76	$ 100	(6)	(66)
Land loans	27	32	43	43	61	(5)	(34)
Lot loans	45	39	47	52	54	6	(9)
Total	106	111	156	171	215	(5)	(109)
House loans							
Spec	42	48	58	68	91	(6)	(49)
Sold	11	10	14	16	22	1	(11)
Total	53	58	72	84	113	(5)	(60)
Total residential construction	$ 159	$ 169	$ 228	$ 255	$ 328	(10)	(169)

(1) Excludes total loans of $75.2 million, $80.8 million, $79.5 million, $85.1 million and $104.0 million as of September 30, 2010, June 30, 2010, March 31, 2010, December 31, 2009 and September 30, 2009, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Third Quarter 2010 Non-performing Loans	Foreclosed Properties	Total NPAs	Second Quarter 2010 Non-performing Loans	Foreclosed Properties	Total NPAs	First Quarter 2010 Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 53,646	$ 14,838	$ 68,484	$ 56,013	$ 13,297	$ 69,310	$ 45,918	$ 21,597	$ 67,515
Commercial construction	17,279	15,125	32,404	17,872	11,339	29,211	23,556	14,285	37,841
Commercial & industrial	7,670	-	7,670	7,245	-	7,245	3,610	-	3,610
Total commercial	78,595	29,963	108,558	81,130	24,636	105,766	73,084	35,882	108,966
Residential construction	79,321	73,206	152,527	88,375	74,444	162,819	147,326	74,220	221,546
Residential mortgage	58,107	26,795	84,902	53,175	24,830	78,005	57,920	26,173	84,093
Consumer / installment	1,743	-	1,743	1,655	-	1,655	2,472	-	2,472
Total NPAs	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077
Balance as a % of Unpaid Principal	70.0%	65.9%	68.4%	69.4%	71.9%	70.3%	71.6%	67.5%	70.2%
NPAs BY MARKET									
Atlanta MSA	$ 65,304	$ 32,785	$ 98,089	$ 74,031	$ 30,605	$ 104,636	$ 81,914	$ 36,951	$ 118,865
Gainesville MSA	11,905	5,685	17,590	10,730	2,750	13,480	17,058	3,192	20,250
North Georgia	92,295	67,439	159,734	102,198	60,597	162,795	109,280	63,128	172,408
Western North Carolina	31,545	11,559	43,104	22,776	11,473	34,249	31,353	8,588	39,941
Coastal Georgia	10,611	10,951	21,562	8,341	16,548	24,889	33,438	21,871	55,309
East Tennessee	6,106	1,545	7,651	6,259	1,937	8,196	7,759	2,545	10,304
Total NPAs	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077
NPA ACTIVITY									
Beginning Balance	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
Loans placed on non-accrual	119,783	-	119,783	155,007	-	155,007	139,030	-	139,030
Payments received	(11,469)	-	(11,469)	(12,189)	-	(12,189)	(5,733)	-	(5,733)
Loan charge-offs	(52,647)	-	(52,647)	(62,693)	-	(62,693)	(58,897)	-	(58,897)
Foreclosures	(59,844)	59,844	-	(66,994)	66,994	-	(49,233)	49,233	-
Capitalized costs	-	601	601	-	305	305	-	320	320
Note / property sales	(2,392)	(40,203)	(42,595)	(69,598)	(68,472)	(138,070)	(8,457)	(25,951)	(34,408)
Write downs	-	(7,051)	(7,051)	-	(6,094)	(6,094)	-	(4,579)	(4,579)
Net losses on sales	-	(7,137)	(7,137)	-	(5,098)	(5,098)	-	(3,518)	(3,518)
Ending Balance	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077

(in thousands)	Third Quarter 2010 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Second Quarter 2010 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	First Quarter 2010 Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 14,212	3.16 %	$ 9,757	2.21 %	$ 1,964	.45 %
Commercial construction	1,972	2.40	1,460	1.67	2,206	2.48
Commercial & industrial	1,207	1.07	867	.85	4,110	4.31
Total commercial	17,391	2.70	12,084	1.91	8,280	1.33
Residential construction	23,934	11.99	41,515	18.71	43,100	17.32
Residential mortgage	7,695	2.29	6,517	1.90	4,551	1.31
Consumer / installment	978	2.90	1,207	3.53	737	2.12
Total	$ 49,998	4.12	$ 61,323	4.98	$ 56,668	4.51
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 13,753	3.97 %	$ 16,926	4.85 %	$ 15,545	4.32 %
Gainesville MSA	1,143	1.40	2,547	3.01	1,675	1.92
North Georgia	26,554	5.92	28,100	6.19	29,747	6.51
Western North Carolina	5,509	2.99	7,194	3.86	3,695	1.96
Coastal Georgia	2,702	3.05	5,581	6.07	5,649	5.74
East Tennessee	337	.52	975	1.53	357	.55
Total	$ 49,998	4.12	$ 61,323	4.98	$ 56,668	4.51

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. (2) Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Interest revenue:				
Loans, including fees	$ 68,419	$ 80,874	$ 211,245	$ 244,445
Investment securities, including tax exempt of $280, $328, $886 and $956	14,711	18,820	46,743	60,057
Federal funds sold, commercial paper and deposits in banks	719	907	2,416	1,447
Total interest revenue	83,849	100,601	260,404	305,949
Interest expense:				
Deposits:				
NOW	1,705	2,528	5,304	8,708
Money market	1,930	2,711	5,516	7,217
Savings	83	130	250	378
Time	16,099	28,183	54,015	96,300
Total deposit interest expense	19,817	33,552	65,085	112,603
Federal funds purchased, repurchase agreements and other short-term borrowings	1,068	613	3,162	1,761
Federal Home Loan Bank advances	796	1,300	2,747	3,577
Long-term debt	2,665	2,712	7,994	8,241
Total interest expense	24,346	38,177	78,988	126,182
Net interest revenue	59,503	62,424	181,416	179,767
Provision for loan losses	50,500	95,000	187,000	220,000
Net interest revenue after provision for loan losses	9,003	(32,576)	(5,584)	(40,233)
Fee revenue:				
Service charges and fees	7,648	8,138	23,088	22,729
Mortgage loan and other related fees	2,071	1,832	5,151	7,308
Brokerage fees	731	456	1,884	1,642
Securities gains, net	2,491	1,149	2,552	741
Gain from acquisition	-	-	-	11,390
Losses from prepayment of borrowings	(2,233)	-	(2,233)	-
Other	2,153	1,814	5,664	4,097
Total fee revenue	12,861	13,389	36,106	47,907
Total revenue	21,864	(19,187)	30,522	7,674
Operating expenses:				
Salaries and employee benefits	24,891	23,889	72,841	77,507
Communications and equipment	3,620	3,640	10,404	10,857
Occupancy	3,720	4,063	11,370	11,650
Advertising and public relations	1,128	823	3,523	2,992
Postage, printing and supplies	1,019	1,270	3,009	3,733
Professional fees	2,117	2,358	6,238	8,834
Foreclosed property	19,752	7,918	45,105	17,974
FDIC assessments and other regulatory charges	3,256	2,801	10,448	12,293
Amortization of intangibles	793	813	2,389	2,291
Other	4,610	3,851	12,707	8,793
Loss on sale of nonperforming assets	-	-	45,349	-
Goodwill impairment	210,590	25,000	210,590	95,000
Severance costs	-	-	-	2,898
Total operating expenses	275,496	76,426	433,973	254,822
Loss from continuing operations before income taxes	(253,632)	(95,613)	(403,451)	(247,148)
Income tax benefit	(17,217)	(26,832)	(73,046)	(58,371)
Net loss from continuing operations	(236,415)	(68,781)	(330,405)	(188,777)
(Loss) income from discontinued operations, net of income taxes	-	63	(101)	285
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	1,266	-
Net loss	(236,415)	(68,718)	(329,240)	(188,492)
Preferred stock dividends and discount accretion	2,581	2,562	7,730	7,675
Net loss available to common shareholders	$ (238,996)	$ (71,280)	$ (336,970)	$ (196,167)
Loss from continuing operations per common share - Basic / Diluted	$ (2.52)	$ (1.43)	$ (3.58)	$ (4.01)
Loss per common share - Basic / Diluted	(2.52)	(1.43)	(3.56)	(4.01)
Weighted average common shares outstanding - Basic / Diluted	94,679	49,771	94,527	48,968

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	September 30, 2010 (unaudited)	December 31, 2009 (audited)	September 30, 2009 (unaudited)
ASSETS			
Cash and due from banks	$ 104,033	$ 126,265	$ 195,559
Interest-bearing deposits in banks	64,408	120,382	78,589
Federal funds sold, commercial paper and short-term investments	108,579	129,720	397,361
Cash and cash equivalents	277,020	376,367	671,509
Securities available for sale	1,053,518	1,530,047	1,532,514
Securities held to maturity (fair value $263,012)	256,694	-	-
Mortgage loans held for sale	20,630	30,226	20,460
Loans, net of unearned income	4,759,504	5,151,476	5,362,689
Less allowance for loan losses	174,613	155,602	150,187
Loans, net	4,584,891	4,995,874	5,212,502
Assets covered by loss sharing agreements with the FDIC	144,581	185,938	197,914
Premises and equipment, net	178,842	182,038	179,467
Accrued interest receivable	24,672	33,867	35,679
Goodwill and other intangible assets	12,217	225,196	226,008
Foreclosed property	129,964	120,770	110,610
Other assets	330,020	319,591	256,954
Total assets	**$ 7,013,049**	**$ 7,999,914**	**$ 8,443,617**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 783,251	$ 707,826	$ 703,054
NOW	1,338,371	1,335,790	1,318,264
Money market	804,644	713,901	687,780
Savings	186,617	177,427	180,738
Time:			
Less than $100,000	1,498,379	1,746,511	1,854,726
Greater than $100,000	1,033,132	1,187,499	1,237,172
Brokered	354,243	758,880	839,572
Total deposits	5,998,637	6,627,834	6,821,306
Federal funds purchased, repurchase agreements, and other short-term borrowings	103,780	101,389	101,951
Federal Home Loan Bank advances	55,125	114,501	314,704
Long-term debt	150,126	150,066	150,046
Accrued expenses and other liabilities	42,906	43,803	48,972
Total liabilities	**6,350,574**	**7,037,593**	**7,436,979**
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	175,378	174,408	174,095
Common stock, $1 par value; 200,000,000 shares authorized;			
94,433,300, 94,045,603 and 93,901,492 shares issued and outstanding	94,433	94,046	93,901
Common stock issuable; 305,594, 221,906 and 196,818 shares	3,961	3,597	3,471
Capital surplus	664,605	622,034	620,494
(Accumulated deficit) retained earnings	(316,587)	20,384	62,786
Accumulated other comprehensive income	40,468	47,635	51,674
Total shareholders' equity	**662,475**	**962,321**	**1,006,638**
Total liabilities and shareholders' equity	**$ 7,013,049**	**$ 7,999,914**	**$ 8,443,617**

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended September 30,

	2010			2009		
	Average Balance	**Interest**	**Avg. Rate**	**Average Balance**	**Interest**	**Avg. Rate**
(dollars in thousands, taxable equivalent)						
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,896,471	$ 68,540	5.55 %	$5,565,498	$ 80,880	5.77 %
Taxable securities [3]	1,384,682	14,431	4.17	1,585,154	18,492	4.67
Tax-exempt securities [1][3]	26,481	459	6.93	30,345	537	7.08
Federal funds sold and other interest-earning assets	368,108	930	1.01	219,542	1,272	2.32
Total interest-earning assets	6,675,742	84,360	5.02	7,400,539	101,181	5.43
Non-interest-earning assets:						
Allowance for loan losses	(194,300)			(147,074)		
Cash and due from banks	107,825			107,062		
Premises and equipment	179,839			179,764		
Other assets [3]	752,780			667,908		
Total assets	$7,521,886			$8,208,199		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,318,779	$ 1,705	.51	$1,238,596	$ 2,528	.81
Money market	781,903	1,930	.98	628,392	2,711	1.71
Savings	186,123	83	.18	180,216	130	.29
Time less than $100,000	1,541,772	7,190	1.85	1,918,439	13,300	2.75
Time greater than $100,000	1,065,789	5,506	2.05	1,292,786	10,106	3.10
Brokered	573,606	3,403	2.35	707,678	4,777	2.68
Total interest-bearing deposits	5,467,972	19,817	1.44	5,966,107	33,552	2.23
Federal funds purchased and other borrowings	104,370	1,068	4.06	234,211	613	1.04
Federal Home Loan Bank advances	80,220	796	3.94	210,625	1,300	2.45
Long-term debt	150,119	2,665	7.04	150,353	2,712	7.16
Total borrowed funds	334,709	4,529	5.37	595,189	4,625	3.08
Total interest-bearing liabilities	5,802,681	24,346	1.66	6,561,296	38,177	2.31
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	789,231			723,841		
Other liabilities	74,482			79,932		
Total liabilities	6,666,394			7,365,069		
Shareholders' equity	855,492			843,130		
Total liabilities and shareholders' equity	$7,521,886			$8,208,199		
Net interest revenue		$ 60,014			$ 63,004	
Net interest-rate spread			3.36 %			3.12 %
Net interest margin [4]			3.57 %			3.39 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate
used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $45.4 million in 2010 and $13.8 million in 2009 are included
in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Nine Months Ended September 30,

	2010			2009		
(dollars in thousands, taxable equivalent)	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$5,025,739	$211,399	5.62 %	$5,612,202	$244,196	5.82 %
Taxable securities [3]	1,458,120	45,857	4.19	1,669,768	59,101	4.72
Tax-exempt securities [1][3]	28,470	1,450	6.79	29,754	1,565	7.01
Federal funds sold and other interest-earning assets	357,881	3,202	1.19	145,449	2,618	2.40
Total interest-earning assets	6,870,210	261,908	5.09	7,457,173	307,480	5.51
Non-interest-earning assets:						
Allowance for loan losses	(191,888)			(141,255)		
Cash and due from banks	104,446			104,444		
Premises and equipment	180,936			179,569		
Other assets [3]	758,903			663,674		
Total assets	$7,722,607			$8,263,605		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,335,034	$ 5,304	.53	$1,284,522	$ 8,708	.91
Money market	750,685	5,516	.98	543,122	7,217	1.78
Savings	184,420	250	.18	177,147	378	.29
Time less than $100,000	1,612,691	23,968	1.99	1,918,379	45,859	3.20
Time greater than $100,000	1,110,195	18,378	2.21	1,336,876	34,444	3.44
Brokered	650,588	11,669	2.40	726,352	15,997	2.94
Total interest-bearing deposits	5,643,613	65,085	1.54	5,986,398	112,603	2.51
Federal funds purchased and other borrowings	103,697	3,162	4.08	202,008	1,761	1.17
Federal Home Loan Bank advances	100,727	2,747	3.65	241,863	3,577	1.98
Long-term debt	150,098	7,994	7.12	150,788	8,241	7.31
Total borrowed funds	354,522	13,903	5.24	594,659	13,579	3.05
Total interest-bearing liabilities	5,998,135	78,988	1.76	6,581,057	126,182	2.56
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	755,845			684,942		
Other liabilities	64,622			101,447		
Total liabilities	6,818,602			7,367,446		
Shareholders' equity	904,005			896,159		
Total liabilities and shareholders' equity	$7,722,607			$8,263,605		
Net interest revenue		$182,920			$181,298	
Net interest-rate spread			3.33 %			2.95 %
Net interest margin [4]			3.56 %			3.25 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $44.1 million in 2010 and $13.0 million in 2009 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.